UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 20, 2007

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Legal Department, Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

Dear Mr. Guess:

This is in response to your letter dated January 22, 2007 concerning the shareholder proposal submitted to Wal-Mart by William Steiner. We also have received a letter on the proponent's behalf dated January 23, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 22, 2007

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials
Shareholder Proposal of Mr. William Steiner

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2007 Annual Shareholders Meeting (the "2007 Proxy Materials"). The Proposal was submitted by Mr. William Steiner, acting with the assistance of Mr. John Chevedden (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2007 Proxy Materials for the reasons described below. A copy of the Proposal, as originally submitted by the Proponent, along with the related cover letter, is attached hereto as Exhibit A-1 (the "Original Proposal"). A copy of a revised version of the Proposal submitted by the Proponent, along with the related cover letter, is attached hereto as Exhibit A-2 (the "First Revised Proposal"). A copy of an e-mail by which the Proponent submitted a second revised version of the Proposal is attached hereto as Exhibit A-3 (the "Second Revised Proposal"). In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to commence printing the 2007 Proxy Materials on or about April 12, 2007, so that it may begin mailing the 2007 Proxy Materials no later than April 16, 2007. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

Wal-Mart received the Original Proposal by facsimile on October 17, 2006. In response to the Company's request dated October 23, 2006, a copy of which is attached hereto as Exhibit B, on December 15, 2006, the Proponent submitted the First Revised Proposal to correct factual inaccuracies in the Proposal. By a letter dated January 5, 2007, addressed to the Proponent, a copy of which is attached hereto as Exhibit C, the Company informed the Proponent: (i) that it believed a statement in the First Revised Proposal was materially false and misleading, and (ii) that the Proposal requested action be taken by the Board of Directors of the Company (the "Board") that the Board could not take under the General Corporation Law of the State of Delaware (the "DGCL"). Mr. Chevedden submitted the Second Revised Proposal on January 9, 2007, to correct the false and misleading statement and purporting to correct the problem identified with respect to the action recommended by the First Revised Proposal, although in his e-mail, Mr. Chevedden declared that he believes that no revision to the First Revised Proposal was necessary. The Second Revised Proposal includes a resolution that reads, in pertinent part: "Shareholders recommend that our Board (take all the steps in their power to) adopt cumulative voting." A copy of other correspondence between the Proponent and the Company is attached as Exhibit D.

II. Bases for Exclusion.

The Board lacks the power or the authority under the DGCL to "adopt cumulative voting." If the Board were to "adopt" cumulative voting, such adoption would violate the provisions of the DGCL. As a consequence, the Company may exclude the Proposal in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

Rule 14a-8(i)(2) under the Exchange Act permits a company to exclude a shareholder proposal if that proposal would, if implemented, cause the company to violate any state law to which it is subject. In addition, Rule 14a-8(i)(6) under the Exchange Act permits a company to exclude a shareholder proposal if the Company would lack the power or authority to implement the proposal. In the case of the Proposal, adoption of cumulative voting by the Board would violate the DGCL because an adoption of cumulative voting rights by the Board is outside its powers and authority under the DGCL.

The Company is a Delaware corporation and, as such, matters such as the voting rights of the Company's shareholders are governed by the DGCL. The Board has no power or authority under the DGCL or the Company's Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation"), to adopt, or otherwise to grant to the Company's shareholders, cumulative voting rights. Section 214 of the DGCL ("Section 214") governs cumulative voting rights for shares of a Delaware corporation. That section provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of

> stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

Unlike some other provisions of the DGCL that govern matters relating to voting of a corporation's shares, Section 214 does not permit a corporation to establish cumulative voting rights by means of a provision in either the corporation's certificate of incorporation or its bylaws. Cumulative voting is so fundamental to the voting rights of shares of a Delaware corporation that the Delaware legislature has seen fit to require that cumulative voting rights be provided for in the corporation's certificate of incorporation, either when initially adopted or by means of an amendment of the certificate of incorporation. Section 242 of the DGCL ("Section 242") requires that any such amendment must be approved by the corporation's board and then submitted to and approved by shareholders of the corporation.

The Certificate of Incorporation, a copy of which is attached hereto as Exhibit E, does not contain any provision regarding, or giving the Board authority to adopt or grant to the Company's shareholders, cumulative voting rights. Consequently, cumulative voting rights may be established with regard to the Company's shares only by amending the Certificate of Incorporation. As noted above, under Section 242, the Board cannot amend the Certificate of Incorporation by its sole action. The only manner in which the Board, by its sole action, has the power to effect any change in a matter relating to the Company's shares is by amending the Company's bylaws. However, in view of Section 214's requirements, the Board has no power to "adopt cumulative voting" by amending the Company's bylaws. If the Board were to amend the Bylaws to provide for cumulative voting or "adopt" an amendment to the Certificate of Incorporation to do so, such action would violate the provisions of Section 214 and, in addition, deprive the Company's shareholders of their right to vote on the adoption of cumulative voting rights discussed above.

In accordance with Rule 14a-8(j), the Company has attached as Exhibit F hereto, the opinion letter of Potter Anderson and Corroon LLP, dated January 18, 2007, which supports the Company's position with respect to the power of the Board to adopt cumulative voting rights and that adoption of such rights by the Board would violate the DGCL.

In view of all of the foregoing, the Company believes it may exclude the Proposal, in whatever form it was submitted, from the 2007 Proxy Materials in reliance on Rule 14a-8(i)(2), and Rule 14a-8(i)(6).

III. Conclusion.

Based on the foregoing, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2007 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2007 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2007 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Mr. William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Enclosures

DM 2385807

Exhibit A-1

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. S. Robson Walton
Chairman
Wal-Mart Stores, Inc. (WMT)
702 SW 8th Street
Bentonville, AR 72716

Rule 14a-8 Proposal

Dear Mr. Walton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner
William Steiner

10/12/06
Date

cc: Thomas D. Hyde
Corporate Secretary
Phone: 479 273-4000
Fax: 479 273-4053
FX: 479-277-5991

[Rule 14a-8 Proposal, October 17, 2006]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance.

Progress Begins with One Step

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

"D" in Corporate Governance.

"High" in Overall Governance Risk Assessment

The Corporate Library also rated our company "High Concern" in Executive Compensation:

• The CEO's base salary exceeded the median for a company of this size by more than 20%.

• The amount of the CEO's "Other Annual Compensation" questioned the board's ability to ensure that the executive compensation process is sufficiently performance-related.

• The amount of the CEO's "All Other Compensation" questioned the board's ability to ensure that the executive compensation process is sufficiently performance-related.

• The CEO's total annual compensation exceeded the median for a company of this size by more than 20%.

• The CEO's personal shareholdings declined over the past year.

• The CEO's total compensation for the reported period, including realized options, exceeded the median for a company of this size by more than 20%.

Additionally:

• Six of our outside directors had reported relationships with our company that could be a conflict of interest – Independence concern.

• Plus 2 of our directors were insiders – Independence concern.

The following directors also served on boards rated D overall by The Corporate Library.

1) Mr. Hernandez, our Audit Committee Chairman, served on the boards of the Ryalnd Group (RYL), Lehman Brothers (LEH), MGM Mirage (MGM) – all three rated D.

2) Mr. Daft, on our Executive Compensation Committee, served on the board of McGraw-Hill (MHP) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

Cumulative Voting
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

There is no permission to reedit the proposal by deleting starting or concluding words, or reedit the way separate paragraphs are identified.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit A-2

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

12-15-06
UPDATE

Mr. S. Robson Walton
Chairman
Wal-Mart Stores, Inc. (WMT)
702 SW 8th Street
Bentonville, AR 72716

Rule 14a-8 Proposal

Dear Mr. Walton,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

William Steiner

10/12/06
Date

cc: Thomas D. Hyde
Corporate Secretary
Phone: 479 273-4000
Fax: 479 273-4053
FX: 479-277-5991

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High" in Overall Governance Risk Assessment

- The Corporate Library also rated our company "High Concern" in Executive Pay:
  - √ Our CEO's base salary exceeded the median for a company of this size by more than 20%.
  - √ Yet our CEO's personal shareholdings declined over the past year.
  - √ The amount of our CEO's "All Other Compensation" questioned our board's ability to ensure that the executive pay process was sufficiently performance-related.
  - √ Our CEO's total annual pay exceeded the median for a company of this size by more than 20%.
  - √ Our CEO's total pay for the reported period, including realized options, exceeded the median for a company of this size by more than 20%.

Additionally:

- Six of our outside directors had reported relationships with our company that could be a conflict of interest – Independence concern.
  - Mr. Glass
  - Mr. Hernandez
  - Mr. Shewmaker
  - Mr. Breyer
  - Mr. Williams
  - Mr. Walton
- Plus 2 of our directors were insiders – Independence concern.

- Our directors also served on boards rated D by the Corporate Library:
  1) Mr. Hernandez   Chaired our Audit Committee
                      MGM Mirage (MGM)   D-rated

Lehman Brothers (LEH) D-rated
Ryalnd Group (RYL) D-rated
2) Mr. Daft On our Executive Pay Committee
McGraw-Hill (MHP) D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

Cumulative Voting
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit A-3

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, January 09, 2007 10:24 AM
To: Sam Guess - Legal
Subject: (WMT)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Samuel Guess
Associate General Counsel
Wal-Mart Stores, Inc. (WMT)
702 SW 8th Street
Bentonville, AR 72716
T: [redacted]
T: [redacted]
F: [redacted]

Rule 14a-8 Proposal

Dear Mr. Guess,

Based on the company invitation on modifying Mr. William Steiner's rule 14a-8 proposal this is to submit the following revised edition to respond to the company invitation. This edition is not believed necessary. However it is being submitted to facilitate the rule 14a-8 process. This edition does not give the option to the company of selecting one change and rejecting the other. The formatting of the earlier edition fax copy remains the same.

Please advise by January 11, 2007 whether this edition is acceptable.

Sincerely,

John Chevedden

cc: William Steiner

[Rule 14a-8 Proposal Revised Edition at company invitation, January 9, 2007] 3
Cumulative Voting
RESOLVED: Cumulative Voting. Shareholders recommend that our Board (take all the steps in their power to) adopt cumulative voting. Cumulative voting means that each

shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported: € The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

³D² in Board Effectiveness.
³High² in Overall Governance Risk Assessment

€ The Corporate Library also rated our company ³High Concern² in Executive Pay:
ˆ Our CEO¹s base salary exceeded the median for a company of this size by more than 20%. ˆ Yet our CEO¹s personal shareholdings declined over the past year. ˆ The amount of our CEO¹s ³All Other Compensation² questioned our board¹s ability to ensure that the executive pay process was sufficiently performance-related. ˆ Our CEO¹s total annual pay exceeded the median for a company of this size by more than 20%. ˆ Our CEO¹s total pay for the reported period, including realized options, exceeded the median for a company of this size by more than 20%.

Additionally:
€ Five of our outside directors had reported relationships with our company that could be a conflict of interest Independence concern. Mr. Glass Mr. Hernandez Mr. Shewmaker Mr. Breyer Mr. Walton

€ Plus 2 of our directors were insiders Independence concern.

€ Our directors also served on boards rated D by the Corporate Library:

1) Mr. Hernandez Chaired our Audit Committee

MGM Mirage (MGM) D-rated

Lehman Brothers (LEH) D-rated

Ryalnd Group (RYL) D-rated

2) Mr. Daft On our Executive Pay Committee

McGraw-Hill (MHP) D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

Cumulative Voting
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by ³3² above) based on the chronological order in which proposals are submitted. The requested designation of ³3² or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

€ the company objects to factual assertions because they are not supported;

€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Geoffrey W. Edwards
Assistant General Counsel, Corporate Governance

October 20, 2006

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Dear Mr. Chevedden and Mr. Steiner:

On October 17, 2006, we received your shareholder proposal requesting that Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") adopt cumulative voting in the election of directors. Under the Securities and Exchange Commission's Rule 14a-8, a copy of which is attached hereto as Exhibit A, you must meet certain requirements to be eligible to submit a shareholder proposal to Wal-Mart for consideration of possible inclusion in the 2007 Proxy Statement.

The Company is unable to verify that you are a record holder of shares of Wal-Mart stock. If you hold beneficially shares of Wal-Mart stock with at least $2,000 in market value, you must submit a written statement that you intend to continue holding your stock through the date of the Company's annual meeting, and you must submit either:

- a written statement from the record holder of your Wal-Mart stock (usually a broker or bank) verifying that, at the time you submitted your proposal, you have continuously held your Wal-Mart stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of Wal-Mart stock as of or before the date on which the one-year eligibility period begins and your written statement that you have continuously held the required number of shares of stock for the one-year period as of the date of the statement.

Finally, to comply with Rule 14a-8, your response to this request for additional information must be postmarked, or transmitted electronically, within 14 days of receiving this letter.

Sincerely,

Geoffrey W. Edwards

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree**

with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

  (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

  (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit C

WAL-MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

Samuel A. Guess
Associate General Counsel
and Assistant Secretary

January 5, 2007

VIA FEDERAL EXPRESS

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

William Steiner
112 Abbottsford Gate
Piermont, New York 10968

Dear Messrs. Chevedden and Steiner:

After review and consideration of the "updated" shareholder proposal (the "Proposal") you submitted on December 15, 2006, Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") believes that one reference in the Proposal is impermissively false and misleading. The Proposal indicates that six of Wal-Mart's outside directors, including Christopher J. Williams, had certain direct or indirect relationships with the Company during fiscal years 2005 and 2006 that could be considered a conflict of interest. That is incorrect, and Wal-Mart requests that the Proposal be modified accordingly to accurately reflect Mr. Williams's relationship with the Company. As disclosed in the Current Report on Form 8-K filed May 21, 2004, during the tenure of Mr. Williams's directorship, the Company will not engage The Williams Capital Group, L.P. to perform any investment banking services for the Company. Consistent with that disclosure, the Company has not engaged The Williams Capital Group, L.P. or any affiliate of that company to provide any investment banking services for the Company after Mr. Williams' initial election as a director of the Company.

Additionally, Wal-Mart believes that the Proposal, if implemented, would cause the Company to violate applicable state law. Wal-Mart is a Delaware corporation, and, as such, matters such as cumulative voting are governed by the General Corporation Law of the State of Delaware ("DGCL"). Pursuant to DGCL Section 214, the Company's certificate of incorporation must be amended to provide for cumulative voting. The certificate of incorporation can generally only be amended with shareholder approval. As such, Wal-Mart's Board of Directors lacks the power to "adopt" cumulative voting, as contemplated by the Proposal. A proposal that causes the Company to violate applicable state law or which the Company lacks the power to implement is excludable under Rule 14a-8(i).

If you choose to do so, please revise the Proposal and submit the revised version to the Company within seven days of your receipt of this letter. If the Company does not receive a revised version of the Proposal within that time, it will assume you have no desire to make such revisions. Lastly, please be reminded that the revised Proposal should be consistent with the proxy rules regarding shareholder proposals that the Company forwarded to you on October 23, 2006.

Sincerely,

Samuel A. Guess

Samuel A. Guess

Exhibit D

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 14, 2006 2:09 PM
To: Sam Guess - Legal
Subject: (WMT) Rule 14a-8 proposal

Mr. Guess,
I will be working to independently confirm Mr. McIntyre's relationship to the rule 14a-8 proposal. Sincerely, John Chevedden

-----Original Message-----
From: Sam Guess - Legal
Sent: Thursday, December 14, 2006 10:49 AM
To: 'J'
Subject: RE: (WMT) Rule 14a-8 proposal

Mr. Chevedden:

By this email, and prior email, I have advised you that this is with regard to a shareholder proposal. Mr. McIntyre has been designated as the representitive of the proponent in the same manner as you have with respect to Mr. Steiner. If this is not satisfactory, please let me know.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 14, 2006 10:15 AM
To: Sam Guess - Legal
Subject: (WMT) Rule 14a-8 proposal

Mr. Guess,
Please fax or pdf to me a cover letter to verify that Mr. Jake McIntyre is a proponent.
Then I can respond expediently. Sincerely, John Chevedden

-----Original Message-----
From: Sam Guess - Legal
Sent: Thursday, December 14, 2006 9:32 AM
To: 'J'
Subject: RE: (WMT) Rule 14a-8 proposal
Importance: High

Mr. Chevedden:

Please send your proposal by facsimile to Jake McIntyre, Assistant to the Secretary Treasurer, 202.783.6403. I would appreciate your forwarding the proposal today and will need a confirmation that the proposal was sent. I want to note that this unusual procedure is a courtesy to you, and I reserve the right to forward your shareholder proposal to directly to Mr. McIntyre if necessary.

Thank you,

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Wal-Mart Stores, Inc.
telephone: [redacted]
facsimile: [redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 13, 2006 9:16 AM
To: Sam Guess - Legal
Subject: (WMT) Rule 14a-8 proposal

Mr. Guess, I will be glad to forward the proposal directly to the proponent.
Sincerely,
John Chevedden

-----Original Message-----
From: Sam Guess - Legal
Sent: Wednesday, December 13, 2006 7:52 AM
To: 'J'
Cc: Jennifer Rudolph - LEGAL
Subject: RE: (WMT) Rule 14a-8 proposal

Mr. Chevedden:

I apologize, but I may need to provide a copy of your proposal to the shareholder proponent. Since the new proposal is also a request for the Company to change to cumulative voting, it will be necessary to show the shareholder proponent your proposal to have them withdraw. If you have a good reason for not distributing your proposal for this purpose, I would be interested in understanding your reasoning. As an alternative, I can include the other shareholder's proposal regarding cumulative voting in the proxy statement, and you could withdraw your shareholder proposal.

I look forward to your response.

Thank you,

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Wal-Mart Stores, Inc.
telephone: [redacted]
facsimile: [redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, December 11, 2006 9:10 PM
To: Sam Guess - Legal
Subject: (WMT) Rule 14a-8 proposal

Mr. Guess, You can forward my contact information but not the proposal to the other proponent. Sincerely, John Chevedden

-----Original Message-----
From: Sam Guess - Legal
Sent: Monday, December 11, 2006 3:47 PM
To: 'J'
Cc: Jennifer Rudolph - LEGAL
Subject: RE: (WMT) Rule 14a-8 proposal

Mr. Chevdden:

We have received a separate shareholder proposal regarding cumulative voting from another shareholder. May I have your consent, on behalf of Mr. Steiner, to send a copy of your proposal to the proponent?

Thank you,

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Wal-Mart Stores, Inc.
telephone: [redacted]
facsimile: [redacted]

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, October 17, 2006 3:11 PM
To: Sam Guess - Legal
Subject: (WMT) Rule 14a-8 proposal

Mr. Guess,
Please confirm that the hard copy of this 2007 rule 14a-8 proposal was received by fax including the cover letter. Sincerely, John Chevedden

cc: William Steiner

[Rule 14a-8 Proposal, October 17, 2006]
3 Cumulative Voting
RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting

shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance.

Progress Begins with One Step

It is important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted): € The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:

³D² in Corporate Governance.

³High² in Overall Governance Risk Assessment

The Corporate Library also rated our company ³High Concern² in Executive Compensation:

€ The CEO¹s base salary exceeded the median for a company of this size by more than 20%. € The amount of the CEO¹s ³Other Annual Compensation² questioned the board¹s ability to ensure that the executive compensation process is sufficiently performance-related. € The amount of the CEO¹s ³All Other Compensation² questioned the board¹s ability to ensure that the executive compensation process is sufficiently performance-related. € The CEO¹s total annual compensation exceeded the median for a company of this size by more than 20%.

€ The CEO¹s personal shareholdings declined over the past year. € The CEO¹s total compensation for the reported period, including realized options, exceeded the median for a company of this size by more than 20%.

Additionally:

€ Six of our outside directors had reported relationships with our company that could be a conflict of interest Independence concern.

€ Plus 2 of our directors were insiders Independence concern.

The following directors also served on boards rated D overall by The Corporate Library.

1) Mr. Hernandez, our Audit Committee Chairman, served on the boards of the Ryalnd Group (RYL), Lehman Brothers (LEH), MGM Mirage (MGM) all three rated D.

2) Mr. Daft, on our Executive Compensation Committee, served on the board of McGraw-Hill (MHP) rated D.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

Cumulative Voting
Yes on 3

Exhibit E

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "WAL-MART, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 1969, AT 10 O'CLOCK A.M.


SECRETARY'S OFFICE
1793
DELAWARE
1855

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

0732109 8100

070022497

AUTHENTICATION: 5337733

DATE: 01-08-07

State of Delaware

Office of the Secretary of State PAGE 1

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "WAL-MART STORES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF JULY, A.D. 1999, AT 9 O'CLOCK A.M.

Edward J. Freel, Secretary of State

0732109 8100

991445340

AUTHENTICATION: 0037807

DATE: 10-21-99

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/27/1999
991311069 – 0732109

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Eleven Billion, One Hundred Million (11,100,000,000) shares, of which Eleven Billion (11,000,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Martin G. Gilbert, its Vice President and attested by Allison D. Garrett, its Assistant Secretary, this 27th day of July, 1999.

By: /s/ Martin G. Gilbert
Martin G. Gilbert, Vice President

Attest:

By: /s/ Allison D. Garrett
Allison D. Garrett, Assistant Secretary

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Billion, Six Hundred Million (5,600,000,000) shares, of which Five Billion, Five Hundred Million (5,500,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 19th day of August, 1991.

By ______________________
Robert K. Rhoads,
Vice President

Attest:

By ______________________
J. Scott Melton
Assistant Secretary

State of Delaware

Office of Secretary of State

I, MICHAEL HARKINS, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF WAL-MART STORES, INC. FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF AUGUST, A.D. 1991, AT 2 O'CLOCK P.M.

* * * * * * * * * *

DEPARTMENT OF STATE — OFFICE OF THE SECRETARY OF STATE — DELAWARE

731239001

Michael Harkins, Secretary of State

AUTHENTICATION: 3154908

DATE: 08/27/1991

State of Delaware

Office of the Secretary of State

I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WAL-MART STORES, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 1988, AT 10 O'CLOCK A.M.

Edward J. Freel, Secretary of State

0732109 8100

971245343

AUTHENTICATION: 8572492

DATE: 07-23-97

RESTATED CERTIFICATE OF INCORPORATION

OF

WAL-MART STORES, INC.

WAL-MART STORES, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is:

WAL-MART STORES, INC.

The date of filing its original Certificate of Incorporation with the Secretary of State was October 31, 1969.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of this corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby restated without further amendments or changes to read as herein set forth in full:

FIRST: The name of the Corporation is

WAL-MART STORES, INC.

SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of its registered agent is The Corporation Trust Company,

Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Billion, Four Hundred Million (1,400,000,000) shares, of which One Billion, Three Hundred Million (1,300,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock").

The designations, preferences, limitations and relative rights of the shares of Preferred Stock and of Common Stock are as follows:

1. Preferred Stock. The Preferred Stock may be issued in such one or more series as shall from time to time be created and authorized to be issued by the Board of Directors as hereafter provided.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted providing for the issuance of Preferred Stock, to fix and state the designations, powers, preferences and relative, participating, optional and other special rights of the shares of each series of

Preferred Stock, and the qualifications, limitations and restrictions thereof, including (but without limiting the generality of the foregoing) any of the following with respect to which the Board of Directors shall determine to make affirmative provisions:

a) the distinctive name and serial designations;

b) the annual dividend rate or rates and the dividend payment dates;

c) whether dividends are to be cumulative or non-cumulative and the participating or other special rights, if any, with respect to the payment of dividends;

d) whether any series shall be subject to redemption and, if so, the manner of redemption and the redemption price or prices;

e) the amount or amounts of preferential or other payment to which any series is entitled over any other series or over the the Common Stock on voluntary or involuntary liquidation, dissolution or winding up;

f) any sinking fund or other retirement provisions and the extent to which the charges therefor are to have priority over the payment of dividends on or the making of sinking fund or other like retirement provisions for shares of any other series or over dividends on the Common Stock;

g) any conversion, exchange, purchase or other privileges to acquire shares of any other series or of the Common Stock;

h) the number of shares of such series;

i) the voting rights, if any, of such series;

j) the stated value, if any, for such series, the consideration for which shares of such series may be issued and the amount of such consideration which shall be credited to the capital account.

Each share of such series of Preferred Stock shall have the same relative rights and be identical in all respects with all the other shares of the same series.

Before the Corporation shall issue any shares of Preferred Stock of any series authorized as hereinbefore provided, a certificate setting forth a copy of the resolution or resolutions with respect to such series adopted by the Board of Directors of the Corporation pursuant to the foregoing authority vested in said Board shall be made, filed and recorded in accordance with the then applicable requirements, if any, of the laws of the State of Delaware, or, if no certificate is then so required, such certificate shall be signed and acknowledged on behalf of the Corporation by its President or a Vice President and its corporate seal shall be affixed thereto and attested by its Secretary or an Assistant Secretary and such certificate shall be filed and kept on file at the principal office of the Corporation in the State of Delaware and in such other place or places as the Board of Directors shall designate.

Shares of any series of Preferred Stock which shall be issued and thereafter acquired by the Corporation through purchase, redemption, conversion or otherwise, may by resolution or resolutions of the Board of Directors be returned to the status of authorized but unissued Preferred Stock of the same series. Unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issue thereof, the number of authorized shares of stock of any such series may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions of the Board of Directors and the filing of a certificate complying with the foregoing requirements. In case the number of shares of any such series of Preferred Stock shall be decreased, the shares representing such decrease shall, unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issuance thereof, resume the status of authorized but unissued Preferred Stock, undesignated as to series.

2. Common Stock. The Common Stock shall have no special rights or limitations.

3. In connection with the merger of KUHNCO, INC. ("Kuhnco"), a wholly-owned subsidiary of WAL-MART STORES, INC. ("Wal-Mart") into KUHN'S-BIG K STORES CORP. ("Kuhn") a series of Preferred Stock is established to which the following provisions shall be applicable:

SECTION 1. Designation of Series. The series shall be designated Series A 8% Cumulative Convertible Preferred Stock, par value $.10 per share with a stated value of $25.00 per share (herein called "Series A Preferred Stock").

SECTION 2. Numbers of Shares. The number of shares of Series A Preferred Stock to be issued is up to 532,759.

SECTION 3. Dividend Rate. The dividend rate for Series A Preferred stock is $2.00 per share per annum; provided, however, that dividends may be declared and paid only out of retained earnings of Wal-Mart, and provided, further, that the dividend payable on the first dividend payment date subsequent to the effective date of the merger of Kuhnco into Kuhn shall be that proportion of the $.50 per share regular quarterly dividend equal to that portion of Wal-Mart's fiscal quarter ended next preceding such dividend payment date which occurs subsequent to the effective date of the merger of Kuhnco into Kuhn. Dividends on the Series A Preferred Stock shall be preferential and cumulative, so that so long as any Series A Preferred Stock shall be outstanding Wal-Mart will not declare or pay, or set apart for payment, any dividends (other than dividends payable in shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock), and will not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise, any shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock if at the time of making such declaration, payment, setting apart, distribution, redemption, purchase or acquisition, full cumulative dividends upon all outstanding shares of Series A Preferred Stock shall not have been paid or declared and set apart for payment for all past quarterly dividend periods, provided that notwithstanding the foregoing Wal-Mart may at any time redeem, purchase or otherwise acquire shares of stock of any such junior class in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of stock of any such junior class.

SECTION 4. Dividend Payment Dates. The dates at which dividends on the Series A Preferred Stock shall be payable are May 15, August 15, November 15 and February 15 of each year.

SECTION 5. Redemption.

(a) The Series A Preferred Stock shall not be redeemable by Wal-Mart prior to October 1, 1986. Thereafter, the Series A Preferred Stock shall be redeemable by Wal-Mart, at its option, in whole or in part (if in part, the shares to be redeemed shall be selected by lot) and the redemption price for the Series A Preferred Stock shall be $27.50 per share plus accrued and unpaid dividends; provided, however, that until September 1, 1991, no redemption shall be permitted other than pursuant to paragraph (b) below or the last sentence of this paragraph (a), unless for any period of ten (10) consecutive trading days within the thirty (30) days preceding the date notice of redemption shall be given pursuant to paragraph (c) below the average of the last reported sales prices for the Common Stock (as defined in Section 8 below) on the New York Stock Exchange shall be equal to at least 125% of the amount of the conversion price for the Common Stock as then in effect under Section 8 below. Notwithstanding the foregoing, if Wal-Mart should be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart, Wal-Mart may, at its option exercisable not later than 30 days prior to the effective date of any such consolidation or merger, redeem any or all of the outstanding shares of the Series A Preferred Stock effective as of the later of October 1, 1986 or the effective date of any such consolidation or merger at a price of $27.50 per share plus accrued and unpaid dividends.

(b) At December 31 of each year set forth in the table below, Wal-Mart shall redeem from each holder of shares of Series A Preferred Stock the respective number of shares owned by each holder at the record date for such redemption set forth in the table below, at $27.50 per share, plus all dividends accrued and unpaid on such Series A Preferred Stock up to the date fixed, upon giving the notice hereinafter provided:

Year	Percent of Shares of Series A Preferred Stock Owned By Each Holder on Record Date
1986	20.0%
1987	25.0%
1988	33.3%
1989	50.0%
1990	100.0%

During the continuance of a default by Wal-Mart (because of lack of funds legally available or for any other reason) in making any redemption required under this paragraph 5 (b), no sum shall be set aside for or applied to the purchase or redemption (pursuant to any applicable sinking fund or redemption provisions or otherwise) of any shares of any class or series of stock ranking as to dividends or assets on a parity with or junior to Series A Preferred Stock and no dividend shall be declared or paid or any other distribution ordered or made upon any shares of any class or series of stock ranking as to dividends junior to Series A Preferred Stock.

(c) Not less than 30 nor more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock or any part thereof, notice specifying the time and place thereof shall be given by mail to the holders of record of the shares of Series A Preferred Stock selected for redemption at their respective addresses as the same shall appear on the stock books of Wal-Mart and by publication in at least one daily newspaper of general circulation in Nashville, Tennessee and one such newspaper in New York, New York, once each week for three consecutive weeks. The failure to give such notice or any defect therein or in the mailing or publication thereof shall not affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice. Upon such redemption date, or upon such earlier date as the Board of Directors shall designate for payment of the redemption price (unless Wal-Mart shall default in the payment of the redemption price as set forth in such notice), the holders of shares of Series A Preferred Stock shall have no interest in or claim against Wal-Mart by virtue of the shares to be so redeemed and shall have no voting or other rights with respect to such shares except the right to convert such shares within the time hereinafter set forth and except the right to receive the moneys payable upon such redemption from Wal-Mart or otherwise, without interest thereon, upon surrender (and endorsement, if required by Wal-Mart) of the certificates, and the shares represented thereby shall no longer be deemed to be outstanding. Upon redemption or conversion of Series A Preferred Stock in the manner set out herein, or upon purchase of the Series A Preferred Stock by Wal-Mart, Series A Preferred Stock so acquired by Wal-Mart shall be cancelled and shall not be reissued. Except where Series A Preferred Stock must be converted before the effective date of a consolidation or merger as provided in Section 8(a), after giving any notice of redemption and prior to the close of business on the tenth day prior to the redemption date, as hereinafter provided, the holders of the shares of Series A Preferred Stock so called for redemption may convert such shares into shares of the Common Stock of Wal-Mart, in accordance with the conversion privileges set forth in Section 8 hereof.

(d) No fractional shares of the Series A Preferred Stock shall be redeemed. In the event the number of shares to be redeemed from any holder thereof includes a fractional share, the number of shares to be redeemed from said holder shall be rounded to the nearest whole number.

(e) Redemption of the Series A Preferred Stock shall be made only out of Retained Earnings of Wal-Mart.

SECTION 6. Voting Rights.

(a) At every meeting of stockholders of Wal-Mart, every holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock standing in his name on the books of Wal-Mart, with the same and identical voting rights, except as expressly provided herein, as a holder of a share of Wal-Mart Common Stock. The Series A Preferred Stock and any other stock having voting rights shall vote together as one class, except as provided by law and in Paragraphs (b) and (c) hereof.

(b) If and whenever accrued dividends on the Series A Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equal to six quarter-annual dividends on any shares of Series A Preferred Stock at the time outstanding, then and in such event, the holders of the Series A Preferred Stock, voting separately as a class, shall be entitled, at any annual meeting of the stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock called as hereinafter provided, to elect two directors. Such right of the holders of Series A Preferred Stock to elect two directors may be exercised until dividends in default on the Series A Preferred Stock shall have been paid in full or funds sufficient therefor set aside, and when so paid or provided for, then the right of the holders of the Series A Preferred Stock to elect such directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. At any time after such voting power shall have so vested in the holders of the Series A Preferred Stock, the Secretary of Wal-Mart may, and upon the written request of the holders of record of 25% or more in amount of the Series A Preferred Stock then outstanding, addressed to him at the principal office of Wal-Mart in the State of Arkansas, shall call a special meeting of the holders of the Series A Preferred Stock for the election of the directors to be elected by them as herein provided, to be held within 40 days after delivery of such request and at the place and upon the notice provided by law and in the By-laws for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders. No such special meeting and no adjournment thereof shall be held on a date less than 30 days before the annual meeting of the stockholders or special meeting held in place thereof next succeeding the time when the holders of the Series A Preferred Stock become entitled to elect a director as above provided. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series A Preferred Stock then outstanding shall be present or represented by proxy, then by vote of the holders of at least a majority of the Series A Preferred Stock present or so represented at such meeting, the then authorized number of directors of Wal-Mart shall be increased by two, and the holders of the Series A Preferred Stock shall be entitled to elect the two additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series A Preferred Stock shall be divested of voting power as above provided, the term of office of the persons elected as directors by the holders of the Series A Preferred Stock as a class shall forthwith terminate, and the number of the Board of Directors shall be reduced accordingly. If, during any interval between any special meeting of the holders of Series A Preferred Stock for the election of a director to be elected by them as provided above and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series A Preferred Stock shall be entitled to elect two directors the office of either of the directors who have been elected by the holders of the Series A Preferred Stock shall, by reason of resignation, death or removal, be vacant, (1) the vacancy shall be filled by a majority vote of the remaining directors then in office, although less than a quorum, and (2) if not so filled within 40 days after the creation thereof, the Secretary of Wal-Mart shall call a special meeting of the holders of the Series A Preferred Stock and such vacancy shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining directors then in office may be removed from office by vote of the holders of a majority of the shares of the Series A Preferred Stock. A special meeting of the holders of the Series A Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of Wal-Mart shall, in any event, within ten days after delivery to Wal-Mart at its principal office in the State of Arkansas of a request to such effect signed by the holders of at least 25% of the outstanding shares of the Series A Preferred Stock, call a special meeting for such purpose to be held within 40 days after delivery of such request, provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders.

(c) The consent of holders of more than two-thirds of the outstanding shares of Series A Preferred Stock is required to amend the certificate of incorporation of Wal-Mart to (i) create or authorize any class of stock ranking prior or superior to the Series A Preferred Stock as to assets or dividends, or any class of securities convertible into any such a class of stock, or (ii) change the terms of the Series A Preferred Stock in any manner prejudicial to the holders thereof; provided, however, that no separate consent of the holders of the Series A Preferred Stock shall be required to amend the certificate of incorporation to create or authorize any class of stock ranking on a parity with the Series A Preferred Stock as to assets or dividends, or as to any class of securities convertible into any such class of stock if such stock or other securities are issued for new consideration and not as a dividend or other distribution to the stockholders of Wal-Mart.

SECTION 7. Liquidation Rights. The amount payable on Series A Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of Wal-Mart shall be $27.50 per share plus accrued and unpaid dividends, which amount shall be paid and distributed before any distribution may be made with respect to the outstanding shares of Wal-Mart Common Stock or any other class of shares of Wal-Mart ranking junior to the Series A Preferred Stock with respect to payment of dividends or distributions upon dissolution and winding up of Wal-Mart.

SECTION 8. Conversion Right.

(a) Subject to and upon compliance with the provisions of this Section 8 and except as provided in the last sentence of this paragraph (a), the Series A Preferred Stock may at the option of the holder at any time, or in the case of shares called for redemption until and including the tenth day prior to the date fixed for redemption (but not thereafter if payment of the redemption price has been duly provided for by the date fixed for redemption), be converted into shares of the Common Stock, par value $.10 per share, of Wal-Mart ("Common Stock") (as such shares shall be constituted at the conversion date) at the conversion price in effect at the conversion date. Notwithstanding the provisions of this paragraph (a) and Section 5(c), if Wal-Mart shall be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart and Wal-Mart exercises its option to redeem the Series A Preferred Stock pursuant to the last sentence of Section 5(a), the Series A Preferred Stock may not be converted after the effective date of any such consolidation or merger.

(b) The holder of each share of Series A Preferred Stock may exercise the conversion privilege in respect thereof by delivering to any transfer agent of the Series A Preferred Stock (i) the shares to be converted, (ii) written notice that the holder elects to convert such shares and stating the name or names (with address) in which the stock certificate for Common Stock is to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to in this Section as the "conversion date." On the conversion date or as promptly thereafter as practicable, Wal-Mart shall issue and deliver to the holder of the Series A Preferred Stock surrendered for conversion, or on his written order, a certificate for the number of full shares of Common Stock issuable upon the conversion of such Series A Preferred Stock and a check or cash in respect of any fraction of a share as provided in subparagraph (c) of this Section 8. The person in whose name the stock certificate is to be issued shall be deemed to have become a holder of Common Stock of record on the conversion date. No adjustment shall be made for any dividends on such shares of Series A Preferred Stock or for dividends on the shares of Common Stock issued on conversion.

(c) Wal-Mart shall not be required to issue fractional shares of Common Stock upon conversion of Series A Preferred Stock. The number of full shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock surrendered therefor shall be computed on the basis of the aggregate number of shares so surrendered. If any fractional interest in a share of Common Stock would be deliverable upon the conversion of any Series A Preferred Stock, Wal-Mart shall in lieu of delivering the fractional share therefor make an adjustment therefor in cash at the current market value thereof, computed on the basis of the last reported sale price of the shares of Common Stock on the New York Stock Exchange on the last business day before the conversion date or, if there was no reported sale on that day, on the basis of the mean of the closing bid and asked quotations on that Exchange on that day, or if the Common Stock is not then listed on that Exchange, on the basis of the mean of the closing bid and asked quotations in the over-the-counter market on that day as reported by NASDAQ, or any similar reporting service.

(d) Unless and until an adjusted conversion price of the Common Stock is required to be computed as hereinafter provided, the conversion price for such Common Stock shall be $45.60 per share, provided, however, that in the event that the average of the last reported sales prices for trades of shares of Wal-Mart Common Stock on the New York Stock Exchange for the five trading days immediately preceding the effective date of the Merger of Kuhnco into Kuhn (the "Five-Day Average Price") is less than $36.50 per share, the conversion price shall be equal to 125% of the Five-Day Average Price; provided, further that in the event that the Five-Day Average Price is greater than $39.50 per share, the conversion price shall be equal to 120% of the Five-Day Average Price. The number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock shall be determined by dividing $25.00 by the conversion price then in effect.

(e) In case Wal-Mart shall pay or make a dividend or other distribution on any class of its capital stock in Common Stock, the conversion price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (e), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. Wal-Mart will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of Wal-Mart.

(f) In case Wal-Mart shall issue rights or warrants (other than employee stock options granted under any of Wal-Mart's employee stock option plans) to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the conversion price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such current market price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (f) the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Stock. Wal-Mart will not issue any rights or warrants in respect of shares of Common Stock held in the treasury of Wal-Mart.

(g) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(h) In case Wal-Mart shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness or assets (including securities, but excluding any rights or warrants referred to in paragraph (f) above, any dividend or distribution paid in cash out of the retained earnings of Wal-Mart and any dividend or distribution referred to in paragraph (e) above), the conversion price shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for such determination less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock and the denominator shall be such current market price per share of the Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

(i) The reclassification (including any reclassification upon a consolidation or merger in which Wal-Mart is the surviving corporation) of Common Stock into securities other than

Common Stock shall be deemed to involve (a) a distribution of such securities other than Common Stock to all holders of Common Stock (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of stockholders entitled to receive such distribution" and "the date fixed for such determination" within the meaning of paragraph (h) above), and (b) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective" or "the day upon which such combination becomes effective," as the case may be, and "the day upon which such subdivision or combination becomes effective" within the meaning of paragraph (g) above).

(j) For the purpose of any computation under paragraphs (f) and (h) above, the current market price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive business days selected by Wal-Mart commencing not more than 45 business days before the day in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked quotations in the over-the-counter market, as reported by NASDAQ, or any similar reporting service. For the purposes of this paragraph (j), the term "business day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on such exchange or in such market.

(k) Wal-Mart may make such reductions in the conversion price, in addition to those required by paragraphs (e), (f), (g) and (h) above, as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(l) Whenever the conversion price is adjusted as herein provided:

(i) Wal-Mart shall compute the adjusted conversion price in accordance with this Section 8 and shall prepare a certificate signed by the Treasurer of Wal-Mart setting forth the adjusted conversion price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent for the Series A Preferred Stock.

(ii) a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed to the holders of record of the outstanding shares of Series A Preferred Stock; provided, however, that if within 10 days after the completion of mailing such a notice, an additional notice is required, such additional notice shall be deemed to be required pursuant to this clause (ii) as of the opening of business on the tenth day after such completion of mailing and shall set forth the conversion price as adjusted at such opening of business, and, upon the completion of mailing of such additional notice, no other notice need be given of any adjustment in the conversion price occurring at or prior to such opening of business and after the time that the next preceding notice given by mail became required.

(m) In case:

(i) Wal-Mart shall declare a dividend (or any other distribution) on its Common Stock payable otherwise than in cash out of its retained earnings; or

(ii) Wal-Mart shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights; or

(iii) of any reclassification of the capital stock of Wal-Mart (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which Wal-Mart is a party for which approval of any stockholders of Wal-Mart is required, or of the sale or transfer of all or substantially all of the assets of Wal-Mart; or

(iv) of the voluntary or involuntary dissolution, liquidation, or winding up of Wal-Mart:

then Wal-Mart shall cause to be mailed to the Transfer Agent of the then Series A Preferred Stock and to the holders of record of the outstanding shares of this Series, at least 20 days (or 10 days in any case specified in clause (i) or (ii) above) prior to the applicable record date hereinafter specified, a notice stated (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

(n) The issue of stock certificates on conversions of Series A Preferred Stock shall be without charge to the converting shareholder for any tax in respect of the issue thereof. Wal-Mart shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of the Series A Preferred Stock converted, and Wal-Mart shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting same shall have paid to Wal-Mart the amount of such tax or shall have established to the satisfaction of Wal-Mart that such tax has been paid.

(o) Wal-Mart shall at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued stock, for the purpose of effecting the conversion of Series A Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: In furtherance, an not in limitation, of the powers conferred by law, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation in the manner provided in such by-laws. Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the statutes of the State of Delaware, and all rights and powers conferred on Directors and stockholders herein are granted subject to this reservation.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: To the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

4. This Restated Certificate of Incorporation was duly adopted by the board of directors in accordance with Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 25th day of October, 1988.

WAL-MART STORES, INC.

By ______________________
Robert K. Rhoads,
Vice President

ATTEST:

By ______________________
J. Scott Melton,
Assistant Secretary

Exhibit F

Potter
Anderson
& Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 18, 2007

Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-0215

Re: Stockholder Proposal Submitted by Mr. William Steiner

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") grant no-action relief to Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by Mr. William Steiner (the "Proponent"). The Proposal recommends that the Board of Directors of the Company (the "Board") "adopt cumulative voting." The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed copies of: (1) the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), (2) the Amended and Restated Bylaws of the Company, as amended to September 21, 2006 (the "Bylaws"), and (3) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "General Corporation Law") and that the Board therefore lacks the power and authority to implement the Proposal.

Voting rights of stockholders of Delaware corporations are regulated by the General Corporation Law and a corporation's certificate of incorporation. Thus, Section 212 (a) of the General Corporation Law provides that stockholders are entitled to one vote per share "unless otherwise provided in the certificate of incorporation", and the Company's Certificate of Incorporation sets for the voting rights of the single series of preferred stock presently authorized by that document. Consistent with this scheme, Delaware corporations are permitted to implement a cumulative voting standard only if such standard is included in its certificate of incorporation. Section 214 of the General Corporation Law provides that:

> The *certificate of incorporation* of any corporation may provide that at all elections of directors of the corporation ... each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214 (emphasis added). See also Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928) ("[t]he laws of Delaware allow cumulative voting only where the same may be provided by the certificate of incorporation."); Palmer v. Arden-Mayfair, Inc., 1978 Del. Ch. LEXIS 699, *6-7 (Del. Ch. July 6, 1978) (finding that "since the certificate of incorporation of [the corporation] does not provide for the election of directors by cumulative voting, the directors are elected by straight ballot" and holding that "there can be no cumulative voting by shareholders unless it is authorized by the certificate of incorporation.") (citing 8 Del. C. §§ 212, 214); McIlquham v. Feste, 2001 Del. Ch. LEXIS 139 (Del. Ch. Nov. 16, 2001) (finding that where a certificate of incorporation does not provide for cumulative voting, directors are elected by a plurality of the votes cast).

The Company's Certificate of Incorporation does not provide for cumulative voting; accordingly, the adoption of such a standard would require that the Certificate of Incorporation be amended. Section 242(b) of the General Corporation Law sets forth a two-step process to effect an amendment to a corporation's certificate of incorporation: first the Board must adopt a resolution setting forth the amendment proposed, declaring its advisability, and providing for its submission to stockholders. Second, after the Board acts, the stockholders entitled to vote thereon must approve the amendment by the vote of a majority of the outstanding shareholders. 8 Del. C. § 242(b)(1). Delaware case law emphasizes the importance that the courts attach to the strict two-part process: "it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. §

242.... The stockholders may not act without prior board action. Likewise, the board may not act unilaterally without stockholder approval." Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996). Therefore, the Proposal, if implemented, would violate Delaware law because the Board cannot unilaterally adopt a cumulative voting standard.

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that the Company does not have the power and authority to implement the Proposal. The Company does not have the unilateral power and authority to implement such a Proposal because the Board, acting alone, may not approve an amendment to the Certificate of Incorporation "adopting" cumulative voting. Any such amendment first must be adopted and declared advisable by the Board and then submitted to the stockholders for their approval, which the Company cannot guarantee. The Company's failure to comply with the strict two-step amendment process would result in a clear violation of Delaware law. 8 Del. C. § 242.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Securities and Exchange Commission (the "SEC") in connection with any correspondence with the SEC relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

772520v2

EXHIBIT A

[Rule 14a-8 Proposal Update, December 15, 2006]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Mr. William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

Cumulative voting won impressive yes-votes of 54% at Aetna and 56% at Alaska Air in 2005 and 55% at GM in 2006. The GM 55% vote was up from 49% in 2005.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting could encourage the election of one director with greater expertise and interest in improving our corporate governance.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High" in Overall Governance Risk Assessment

- The Corporate Library also rated our company "High Concern" in Executive Pay:
  - √ Our CEO's base salary exceeded the median for a company of this size by more than 20%.
  - √ Yet our CEO's personal shareholdings declined over the past year.
  - √ The amount of our CEO's "All Other Compensation" questioned our board's ability to ensure that the executive pay process was sufficiently performance-related.
  - √ Our CEO's total annual pay exceeded the median for a company of this size by more than 20%.
  - √ Our CEO's total pay for the reported period, including realized options, exceeded the median for a company of this size by more than 20%.

Additionally:

- Six of our outside directors had reported relationships with our company that could be a conflict of interest – Independence concern.
  - Mr. Glass
  - Mr. Hernandez
  - Mr. Shewmaker
  - Mr. Breyer
  - Mr. Williams
  - Mr. Walton
- Plus 2 of our directors were insiders – Independence concern.

- Our directors also served on boards rated D by the Corporate Library:
  - 1) Mr. Hernandez Chaired our Audit Committee
    - MGM Mirage (MGM) D-rated

	Lehman Brothers (LEH)	D-rated
	Ryalnd Group (RYL)	D-rated
2) Mr. Daft	On our Executive Pay Committee	
	McGraw-Hill (MHP)	D-rated

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for Cumulative Voting.

Cumulative Voting
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

[redacted]d

From: CFLETTERS
Sent: Wednesday, January 24, 2007 9:04 AM
To: [redacted]
Cc:
Subject: [redacted]c. (WMT) Shareholder Position on Company No-Action Request (William Steiner)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 24, 2007 1:20 AM
To: CFLETTERS
Cc: Samuel Guess
Subject: Wal-Mart Stores, Inc. (WMT) Shareholder Position on Company No-Action Request (William Steiner)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 23, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wal-Mart Stores, Inc. (WMT)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Cumulative Voting William Steiner

Ladies and Gentlemen:

This is an initial response to the company January 22, 2007 no action request.

The company requests that a rule 14a-8 proposal be excluded, yet it cites no problem with the rule 14a-8 proposal text that was changed at the invitation of the company:
[3][Rule 14a-8 Proposal Revised Edition at company invitation, January 9, 2007]
[3]3 Cumulative Voting
[3]RESOLVED: Cumulative Voting. Shareholders recommend that our Board (take all the steps in their power to) adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.[2]

The company invited this text to be submitted and has not expressed any complaint with it. The text [3] (take all the steps in their power to) [2] is implicit in the original submission.

Disturbingly, one exhibit submitted by the company suggests that the company may have sought and received the

withdrawal of another rule 14a-8 proposal on this same topic under false pretenses:
------ Forwarded Message
From: Sam Guess - Legal <Samuel.Guess@walmartlegal.com>
Date: Mon, 11 Dec 2006 15:46:50 -0600
To: J <olmsted7p@earthlink.net>
Cc: Jennifer Rudolph - LEGAL <Jennifer.Rudolph@walmartlegal.com>
Subject: RE: (WMT) Rule 14a-8 proposal

Mr. Chevedden:

We have received a separate shareholder proposal regarding cumulative voting from another shareholder. May I have your consent, on behalf of Mr. Steiner, to send a copy of your proposal to the proponent?

Thank you,

Samuel A. Guess
Associate General Counsel
and Assistant Secretary
Wal-Mart Stores, Inc.
telephone: (479) 277-3302
facsimile: (479) 277-5991

It seem reasonable that the company would want to show Mr. Steiner's proposal to another shareholder to induce that shareholder to withdraw his proposal as duplicative of an earlier submitted proposal. To do so the company would have implicitly told the other shareholder that Mr. Steiner's proposal was certain to be included in the definitive proxy (this is now
false) and therefore it was futile to do anything but withdraw the later
submitted proposal. The certainty of the publication of this proposal (now
false) is probably the only reason another proposal on this same topic would be withdrawn. Thus Mr. Steiner requests that, if the Staff allows his proposal to be excluded, that the Staff allow the other proposal on this topic be published because it was probably withdrawn under false pretenses.

Additionally, the original text of this proposal is also acceptable when compared to the text of the 'opinion letter.' The opinion letter simply states that the once the board adopts this proposal it must take the second step and submit it to a shareholder vote.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
William Steiner
Samuel Guess <samuel.guess@walmartlegal.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 22, 2007

The proposal recommends that the board "take all the steps in their power" to adopt cumulative voting.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Greg Belliston

Gregory S. Belliston
Attorney-Advisor

END